United Fire Group, Inc.

118 Second Avenue SE

Cedar Rapids, IA 52401

January 29, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attention: Katharine Garrett and William Schroeder

Re: United Fire Group, Inc.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

Form 8-K filed November 1, 2023

Comment Letter dated January 18, 2024

File No. 001-34257

Ladies and Gentlemen:

We note the receipt by United Fire Group, Inc. (the “Company”), of the comment letter dated January 18, 2024 (the “New Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K (the “Form 10-K”) and the above-referenced Form 8-K (the “Form 8-K”). We further note that the New Comment Letter was provided in response to our letter to the Staff dated December 20, 2023 (the “Initial Response Letter”), which Initial Response Letter was delivered to the Staff in respect of the comment letter dated November 29, 2023 from the Staff regarding the Form 10-K and Form 8-K. We hereby provide the responses set forth below to the comments in the New Comment Letter. To assist the Staff’s review, we have included the text of the Staff’s comments contained in the New Comment Letter below in bold type.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Financial Highlights, page 32

1.       We note your response to prior comment 1. Your presentation of net underlying loss ratio represents a non-GAAP financial measure given that it excludes amounts that are included in the net loss ratio, the most directly comparable measure calculated and presented in accordance with GAAP. Please revise your future filings to clearly label and identify your net underlying loss ratio as a non-GAAP financial measure and provide all of the relevant disclosures required by Item 10(e)(1) of Regulation S-K.

The Company acknowledges the Staff’s request in the New Comment Letter and will revise future filings as applicable to identify the “net underlying loss ratio” as a non-GAAP financial measure. Refer to Appendix A for an example of how the Company anticipates revising its disclosures in the future.

Form 8-K filed November 1, 2023

Certain Performance Measures, page 7

2.       We note your response to prior comment 3. Your presentations of net underlying loss ratio and underlying combined ratio represent non-GAAP financial measures given that they exclude amounts that are included in the net loss ratio and combined ratio, the most directly comparable measures calculated and presented in accordance with GAAP. Please revise your future filings to clearly label and identify your net underlying loss ratio and underlying combined ratio as non-GAAP financial measures and provide all of the relevant disclosures required by Item 10(e)(1) of Regulation S-K.

The Company acknowledges the Staff’s request in the New Comment Letter and will revise future filings as applicable to identify the “net underlying loss ratio” and the underlying combined ratio as non-GAAP financial measures. Refer to Appendix B for an example of how the Company anticipates revising its disclosures in the future.

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience.

Sincerely,

/s/ Eric J. Martin
Eric J. Martin
Chief Financial Officer

Appendix A

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Highlights, page 32

Revised		Original
	Years Ended December 31,		Years Ended December 31,
(In Thousands)	2022	(In Thousands)	2022
GAAP Ratios:		GAAP Ratios:
Net loss ratio (1)	67.00%	Net underlying loss ratio (1)	59.20%
Expense ratio (2)	34.40%	Catastrophes - effect on net loss ratio (1)	7.70%
Combined ratio (3)	101.40%	Reserve development-effect on net loss ratio (1)	0.10%
		Net loss ratio (2)	67.00%
Additional Loss Ratios:		Expense ratio (3)	34.40%
Net loss ratio (1)	67.00%	Combined ratio (4)	101.40%
Catastrophes - effect on net loss ratio (4) (Non-GAAP)	7.70%
Reserve development-effect on net loss ratio (4) (Non-GAAP)	0.10%
Net underlying loss ratio (4) (Non-GAAP)	59.20%

NM = not meaningful		NM = not meaningful
(1) Net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premiums earned. We use the net loss ratio as a measure of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. Our net loss ratio is meaningful in evaluating our financial results as reported in our Consolidated Financial Statements.		(1) Net underlying loss ratio is defined as the net loss ratio less impacts of catastrophes and non-catastrophe prior year reserve development.

(2) Expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. The expense ratio measures a company's operational efficiency in producing, underwriting and administering its insurance business.		(2) Net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premiums earned. We use the net loss ratio as a measure of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. Our net loss ratio is meaningful in evaluating our financial results as reported in our Consolidated Financial Statements.

(3) Combined ratio is a commonly used financial measure of property and casualty underwriting performance. A combined ratio below 100.0 percent generally indicates a profitable book of business. The combined ratio is the sum of the net loss ratio and the underwriting expense ratio.		(3) Expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned. The expense ratio measures a company's operational efficiency in producing, underwriting and administering its insurance business.

(4) Net underlying loss ratio is defined as the net loss ratio less impacts of catastrophes and non-catastrophe prior year reserve development.		(4) Combined ratio is a commonly used financial measure of property and casualty underwriting performance. A combined ratio below 100.0 percent generally indicates a profitable book of business. The combined ratio is the sum of the net loss ratio and the underwriting expense ratio.

A-1

Appendix B

Form 8-K filed November 1, 2023

Certain Performance Measures, page 7

Revised			Original
Consolidated Financial Highlights			Consolidated Financial Highlights
(unaudited)	Three Months Ended September 30,	Nine Months Ended September 30,	(unaudited)	Three Months Ended September 30,	Nine Months Ended September 30,
(In Thousands, Except Per Share Data)	2023	2023	(In Thousands, Except Per Share Data)	2023	2023
GAAP Combined Ratio:			Net underlying loss ratio (1)	60.50%	62.90%
Net loss ratio	66.60%	77.70%	Catastrophes-effect on net loss ratio (1)	5.90%	7.80%
Underwriting expense ratio	35.50%	35.30%	Reserve development-effect on net loss ratio (1)	0.20%	7.00%
GAAP combined ratio	102.10%	113.00%	Net loss ratio	66.60%	77.70%

Additional Ratios:			Underwriting expense ratio	35.50%	35.30%
Net loss ratio	66.60%	77.70%
Catastrophes-effect on net loss ratio (1) (non-GAAP)	5.90%	7.80%	GAAP combined ratio	102.10%	113.00%
Reserve development-effect on net loss ratio (1) (non-GAAP)	0.20%	7.00%	Underlying combined ratio (2)	96.00%	98.20%
Net underlying loss ratio (1) (non-GAAP)	60.50%	62.90%
Underwriting expense ratio	35.50%	35.30%
Underlying combined ratio (2) (non-GAAP)	96.00%	98.20%

(1) Net underlying loss ratio is defined as the net loss ratio less impacts of catastrophes and non-catastrophe prior period reserve development. See definitions of Non-GAAP and Reconciliations to Comparable GAAP Measures for additional information.			(1) Net underlying loss ratio is defined as the net loss ratio less impacts of catastrophes and non-catastrophe prior period reserve development. See Certain Performance Measures for additional information.

(2) Underlying combined ratio is defined as the GAAP combined ratio less impacts of catastrophes and non-catastrophe prior period reserve development. See definitions of Non-GAAP Information and Reconciliations to Comparable GAAP Measures for additional information.			(2) Underlying combined ratio is defined as the GAAP combined ratio less impacts of catastrophes and non-catastrophe prior period reserve development. See Certain Performance Measures for additional information.

Definitions of Non-GAAP Information and Reconciliations to Comparable GAAP Measures			Certain Performance Measures

B-1

The Company prepares its public financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Management also uses certain non-GAAP measures to evaluate its operations and profitability. As further explained below, management believes that disclosure of certain non-GAAP financial measures enhances investor understanding of our financial performance. Non-GAAP financial measures disclosed in this report include: adjusted operating income, net underlying loss ratio, and underlying combined ratio. The Company has provided the following definitions and reconciliations of the non-GAAP financial measures:	The Company uses the following measures to evaluate its financial performance. Management believes a discussion of these measures provides financial statement users with a better understanding of results of operations. The Company has provided the following definitions:

Net underlying loss ratio and underlying combined ratio: Net underlying loss ratio represents the net loss ratio less the impacts of catastrophes and non-catastrophe prior period reserve development. The underlying combined ratio represents the combined ratio less the impacts of catastrophes and non-catastrophe prior period reserve development. The Company believes that the net underlying loss ratio and underlying combined ratio are meaningful measures to understand the underlying trends in the core business in the current accident year, removing the volatility of prior period impacts and catastrophes. Management believes separate discussions on catastrophe losses and prior period reserve development are important to understanding how the Company is managing catastrophe risk and in identifying developments in longer-tailed business.	Net underlying loss ratio and underlying combined ratio: Net underlying loss ratio represents the net loss ratio less the impacts of catastrophes and non-catastrophe prior period reserve development. The underlying combined ratio represents the combined ratio less the impacts of catastrophes and non-catastrophe prior period reserve development. The Company believes that the net underlying loss ratio and underlying combined ratio are meaningful metrics to understand the underlying trends in the core business in the current accident year, removing the volatility of prior period impacts and catastrophes. Management believes separate discussions on catastrophe losses and prior period reserve development are important to understanding how the Company is managing catastrophe risk and in identifying developments in longertailed business.

B-2